Exhibit 99.2

Consolidated Financial Statements
(Expressed in Canadian dollars)

KOBEX MINERALS INC.
(An Exploration Stage Company)

For the years ended December 31, 2010, 2009 and 2008

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 14 and contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company’s independent auditors, KPMG LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report folllows.

“ Alfred Hills”	"Samuel Yik”

Alfred Hills	Samuel Yik
President	Chief Financial Officer

March 16, 2011

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kobex Minerals Inc.

We have audited the accompanying consolidated financial statements of Kobex Minerals Inc., which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for each of the years in the two-year period ended December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Kobex Minerals Inc. as at December 31, 2010 and 2009 and its consolidated  results of  operations and its consolidated cash flows for each of the years in the two-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2008 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 24, 2009.

“KPMG LLP” signed

Chartered Accountants
Vancouver, Canada
March 18, 2011

Independent Auditors’ Report

To the Shareholders of Kobex Minerals Inc. (formerly IMA Exploration Inc.)

We have audited the consolidated balance sheet of Kobex Minerals Inc. (formerly IMA Exploration Inc.) (the “Company”) as at December 31, 2008 and the consolidated statements of operations, comprehensive income (loss) and deficit, cash flows, and changes in shareholders’ equity for each of the years in the two year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, BC
March 24, 2009

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in note 2 to the financial statements. Our report to the shareholders dated March 24, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, BC
March 24, 2009

KOBEX MINERALS INC.
 (An Exploration Stage Company)

Consolidated Balance Sheets
(Expressed in Canadian dollars)

As at December 31, 2010 and 2009

	2010	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$38,852,899	$40,911,288
Marketable securities (see Note 4)	2,084,233	5,000,900
Other receivables and prepaids	148,730	319,485
Due from related party (see Note 9)	1,359	-
	41,087,221	46,231,673

EQUIPMENT (see Note 5)	7,355	-
MINERAL PROPERTY INTEREST (see Note 6)	-	28,048

	$41,094,576	$46,259,721

LIABILITIES

CURRENT LIABILITIES:
Accounts payable & accrued liabilities	$222,133	$213,818

SHAREHOLDERS' EQUITY

Share Capital (see Note 7)	81,325,651	81,325,651
Contributed Surplus (see Note 8)	9,450,177	8,333,185
Accumulated Other Comprehensive Income	1,474,899	4,026,983
Deficit	(51,378,284)	(47,639,916)

	40,872,443	46,045,903

Nature of operations (Note 1)
Commitments (Notes 15)
Subsequent events (Notes 16)
	$41,094,576	$46,259,721

Approved on behalf of the Board:

"Roman Shklanka"

"Alfred Hills"

The accompanying notes are an integral part of these consolidated financial statements.

KOBEX MINERALS INC.
 (An Exploration Stage Company)

Consolidated Statements of Operations and Comprehensive Income/(Loss)
(Expressed in Canadian dollars)

For the years ended December 31, 2010, 2009 and 2008

	2010	2009	2008
EXPENSES
Administrative and management services	$-	$230,682	$268,882
Corporate development and investor relations	32,112	153,945	183,784
Consulting	228,030	50,000	232,000
Depreciation	3,678	-	-
Exploration (Note 6)	400,751	165,100	1,930,325
Office and sundry	306,542	219,452	266,241
Merger and acquisition costs	-	401,928	-
Professional fees	178,713	294,788	234,382
Rent, parking and storage	235,355	180,947	108,658
Salaries and employee benefits	1,008,882	675,350	350,792
Stock-based compensation (Note 8)	1,116,992	614,999	62,900
Transfer agent and regulatory fees	63,485	84,184	70,731
Travel and accomodation	22,164	66,446	69,690
	3,596,704	3,137,821	3,778,385
LOSS BEFORE UNDERNOTED ITEMS	(3,596,704)	(3,137,821)	(3,778,385)

OTHER INCOME (EXPENSE)
Foreign exchange loss	(86,905)	(86,441)	(14,758)
Interest income	337,872	393,863	863,416
Other than temporary loss on marketable securities	-	-	(474,810)
Gain (loss) on held-for-trading investment	-	432,454	(117,699)
Loss from equity investment	-	(261,471)	(68,174)
Termination benefits and severances	-	(1,031,750)	(711,500)
Gain on sale of marketable securities	-	11,913	-
Dilution loss from equity investment	-	(11,357)	-
Write off of mineral property interest (Note 6)	(28,048)	-	-
	222,919	(552,789)	(523,525)
LOSS BEFORE INCOME TAXES	(3,373,785)	(3,690,610)	(4,301,910)

INCOME TAX (EXPENSE) / RECOVERY	(364,583)	526,697	-

NET LOSS FOR THE YEAR	$(3,738,368)	$(3,163,913)	$(4,301,910)

BASIC AND DILUTED LOSS PER SHARE	$(0.08)	$(0.11)	$(0.20)

WEIGHTED AVERAGE NUMBER OF SHARES	45,967,077	27,958,434	21,721,693

LOSS FOR THE YEAR	$(3,738,368)	$(3,163,913)	$(4,301,910)

OTHER COMPREHENSIVE INCOME/(LOSS)
Unrealized (loss)/gain on available-for-sale marketable securities	(2,916,667)	4,553,680	-
Income tax effect of unrealized gain on available for sale securities	364,583	(526,697)	-

COMPREHENSIVE INCOME/(LOSS) FOR THE YEAR	$(6,290,452)	$863,070	$(4,301,910)

The accompanying notes are an integral part of these consolidated financial statements.

KOBEX MINERALS INC.
 (An Exploration Stage Company)

Consolidated Statement of Changes in Equity
(Expressed in Canadian dollars)

For the years ended December 31, 2010, 2009 and 2008

For the year ended December 31, 2008			Accumulated Other
			Comprehensive	Common	Warrants	Contributed
	Total	Deficit	Income	Share	Equity	Surplus
Beginning balance	$26,018,766	$(40,174,093)	$-	$58,753,501	$1,281,946	$6,157,412
Net loss	(4,301,910)	(4,301,910)	-	-	-
Stock based compensation on options granted	62,900	-	-	-	-	62,900
Contributed surplus reallocated on expiry of warrants	-	-	-	-	(1,281,946)	1,281,946
Ending balance	$21,779,756	$(44,476,003)	$-	$58,753,501	$-	$7,502,258

For the year ended December 31, 2009			Accumulated Other
			Comprehensive	Common	Warrants	Contributed
	Total	Deficit	Income	Share	Equity	Surplus
Beginning balance	$21,779,756	$(44,476,003)	$-	$58,753,501	$-	$7,502,258
Net Income	(3,163,913)	(3,163,913)	-	-	-	-
Unrealized gains on available-for-sale securities (Note 4)	4,553,680	-	4,553,680	-	-	-
Income tax effect of unrealized gain on available-for-sale	(526,697)	-	(526,697)	-	-	-
securities (Note 12)
Stock based compensation on options granted	614,999	-	-	-	-	614,999
Common stock issued for acquisition (Note 2)	22,572,150	-	-	22,572,150	-	-
Exchange options and warrants (Note 2)	215,928	-	-	-	-	215,928
Ending balance	$46,045,903	$(47,639,916)	$4,026,983	$81,325,651	$-	$8,333,185

For the year ended December 31, 2010			Accumulated Other
			Comprehensive	Common	Warrants	Contributed
	Total	Deficit	Income	Share	Equity	Surplus
Beginning balance	$46,045,903	$(47,639,916)	$4,026,983	$81,325,651	$-	$8,333,185
Net loss	(3,738,368)	(3,738,368)	-	-	-	-
Unrealized gains on available-for-sale securities (Note 4)	(2,916,667)	-	(2,916,667)	-	-	-
Income tax effect of unrealized gain on available-for-sale	364,583	-	364,583	-	-	-
securities (Note 12)
Stock based compensation on options granted	1,116,992	-	-	-	-	1,116,992
Ending balance	$40,872,443	$(51,378,284)	$1,474,899	$81,325,651	$-	$9,450,177

The accompanying notes are an integral part of these consolidated financial statements.

KOBEX MINERALS INC.
 (An Exploration Stage Company)

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

For the years ended December 31, 2010, 2009 and 2008

	2010	2009	2008

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES
Net loss for the period	$(3,738,368)	$(3,163,913)	$(4,301,910)
Items not affecting cash
Stock-based compensation	1,116,992	614,999	62,900
Depreciation	3,678	-	-
Write off of mineral property interest (Note 6)	28,048	-	-
Dilution loss from equity investment (Note 4)	-	11,357	-
Income tax expense/(recovery) (Note 12)	364,583	(526,697)	-
Termination benefit	-	-	711,500
Receipt of Navidad interest	-	-	18,500,000
Loss from equity investment (Note 4)	-	261,471	68,174
(Gain)/Loss on marketable securities	-	(11,913)	474,810
(Gain)/Loss on held-for-trading investment	-	(432,454)	117,699
	(2,225,067)	(3,247,150)	15,633,173
Change in non-cash working capital balances	177,711	(621,235)	320,012
	(2,047,356)	(3,868,385)	15,953,185

INVESTING ACTIVITIES
Acquisition of fixed assets	(11,033)	-	-
Expenditures on mineral properties	-	(28,048)	-
Cash from acquisitions (Note 2)	-	22,792,010	-
Purchase of marketable securities and investments	-	-	(1,499,800)
Proceed from sale of marketable securities	-	565,236	-
	(11,033)	23,329,198	(1,499,800)

(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(2,058,389)	19,460,813	14,453,385

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	40,911,288	21,450,475	6,997,090

CASH AND CASH EQUIVALENTS - END OF YEAR	$38,852,899	$40,911,288	$21,450,475

SUPPLEMENTARY CASH FLOW INFORMATION

	2010	2009	2008
Change in non-cash working capital
Other receivables and prepaids	$170,755	$88,263	$232,393
Due from related party	(1,359)	-	-
Recovery of deposit	-	205,000	-
Termination benefits	-	(711,500)	-
Accounts payable and accrued liabilities	8,315	(202,998)	87,619
	$177,711	$(621,235)	$320,012
Non-cash transaction
Acquisition of KBX and IBX for shares, being a non-cash financing and investing activity	$-	$22,788,078	$-

The accompanying notes are an integral part of these consolidated financial statements.

KOBEX MINERALS INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2010, 2009 and 2008

1.           NATURE OF OPERATIONS

Kobex Minerals Inc. (formerly IMA Exploration Inc.) (the “Company”) is a public company listed on the TSX Venture Exchange in Canada and the NYSE-Amex Exchange in the United States.  The Company is engaged in the business of acquisition, exploration and development of mineral properties.  The underlying value of mineral properties is dependent upon the ability of the Company to complete exploration and development and the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to explore and develop the properties and upon future profitable production or proceeds from disposition of the Company’s mineral properties.  The Company presently considers itself to be an exploration stage company.

On September 30, 2009, IMA Exploration Inc. (“IMA”) acquired all of the issued and outstanding shares of Kobex Resources Ltd. (“KBX”) and International Barytex Resources Ltd. (“IBX”).  The transactions were effected by way of court approved statutory plans of arrangements (the “Arrangements”) under the Business Corporations Act (British Columbia), pursuant to which all of the issued and outstanding securities of KBX and IBX at the effective time were exchanged for IMA securities on the following basis: (i) 1.311 IMA common shares for each KBX common share; (ii) 0.221 IMA common shares for each IBX common share; and (iii) stock options and warrants exercisable to acquire IMA common shares on an adjusted basis to reflect the respective share exchange ratios, for each of the KBX and IBX stock options and warrants.

Following the completion of the Arrangements, the common shares of IMA were consolidated on a 2.4 old shares for one new share basis, and IMA’s name was changed to Kobex Minerals Inc.

2.           ACQUISITIONS

On September 30, 2009, as described in note 1, the Company acquired all issued and outstanding securities of KBX and IBX by issuing 58,185,516 common shares, 3,135,019 options and 1,548,934 warrants of the Company (all pre-consolidation). Since KBX and IBX are not considered businesses for accounting purposes, the acquisitions have been accounted for as an acquisition of net assets. As virtually all of the assets and liabilities acquired were either cash and cash equivalents or monetary in nature, the non-monetary exchange of securities has been recorded at the more reliably measurable fair value of the net assets received.  The consideration and acquisition allocation is summarized in the following table:

$
Common shares issued (58,185,516 shares)	22,572,150
Exchange options and warrants (3,135,019 options and 1,548,934 warrants)	215,928
22,788,078

The assets and liabilities acquired are as follows:
Cash and cash equivalents	22,792,010
Marketable securities	1,800
Accounts receivable and prepaids	217,741
Accounts payable	(223,473)
Net assets acquired	22,788,078

KOBEX MINERALS INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2010, 2009 and 2008

2.           ACQUISITIONS (continued)

The total consideration of the acquisition was $22,788,078. Incremental costs related to this acquisition of $401,928 have been included in merger and acquisition costs.  The fair values allocated to these options and warrants using the Black-Scholes Valuation Model were $215,928 and Nil respectively.  The fair value of options and warrants exchanged on acquisition of $215,928 are included as a cost of the acquisition and were determined using the Black-Scholes option pricing model using following weighted average assumptions:

Risk-free interest rate	1.24%
Estimated volatility	63%
Expected life	2.4 years
Expected dividend yield	0%

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The significant measurement differences between those principles and those that would be applied under United States generally accepted accounting principles (“US GAAP”) as they affect the Company are disclosed in Note 14.

In management's opinion, all adjustments considered necessary for fair presentation have been included in these financial statements. Certain comparative figures have been reclassified to conform to the current period's presentation.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use if management estimates relate to the determination of the fair value of stock based compensation, other than temporary impairments for investments, environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All inter-company transactions and balances have been eliminated. The Company also accounted for its investment in Blue Sky Uranium Corp’s common shares under the equity method until September 30, 2009 at which date the Company ceased to have significant influence over the entity.

Cash and Cash Equivalents

Cash and cash equivalents include cash, money market investments and guaranteed investment certificates (GICs) with a term of 1 year or less. These investments are redeemable at any time for their fair market value at the option of the Company. Cash and cash equivalents are classified as held-for-trading and recorded at fair value.

KOBEX MINERALS INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2010, 2009 and 2008

3.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Properties

Exploration expenditures are charged to earnings as they are incurred until a property reaches the development stage. All direct costs related to the acquisition of resource property interests are capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then the costs are written-off, or if its carrying value has been impaired, then it is written down to fair value.

The Company accounts for foreign value added taxes paid as expenses when incurred. The recovery of these taxes may commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a recovery of exploration expenses at that time.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Asset Retirement Obligations

Asset retirement obligations are recognized when a legal or constructive obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized on the same basis as the related asset. Upon settlement of the liability, the Company may incur a gain or loss. As at December 31, 2010 and 2009 the Company does not have any asset retirement obligations.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment when events or circumstances suggest their carrying value has become impaired. Assets are impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

Translation of Foreign Currencies

The Company’s foreign operations are integrated and are translated using the temporal method. Under this method, the Company translates monetary assets and liabilities denominated in foreign currencies at period-end rates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. The resulting gains or losses are reflected in operating results in the period of translation.

KOBEX MINERALS INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2010, 2009 and 2008

3.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company uses the asset and liability method of accounting for future income taxes. Under this method of tax allocation, future income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statement and their respective tax bases, using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Potential future income tax assets are not recognized to the extent that they are not considered more likely than not to be realized.

Investment Tax Credits

The Company has been eligible to receive investment tax credits (“ITCs”) related to certain of its mineral property expenditures. The ITCs are accounted for as a reduction in the cost of mineral properties or exploration costs in the period when related expenditures are incurred.

Loss Per Share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. In years in which a loss is incurred, the effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic and diluted losses per share are the same. Information regarding securities that could potentially dilute basic earnings per share in the future is presented in Note 7.

Equipment

Equipment is recorded at cost and are amortized over their estimated useful lives.

Asset	Basis	Rate
Leasehold Improvements	Straight-line	Lesser of estimated useful life and term of lease

Stock-Based Compensation

The Company records all stock-based compensation for options using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

KOBEX MINERALS INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2010, 2009 and 2008

3.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments - Recognition and Measurement

The Company classifies all financial instruments as held to maturity, available-for-sale, held for trading, loans and receivables or other liabilities. Financial assets classified as held to maturity, loans and other receivables and other liabilities are measured at amortized cost. Available for sale financial instruments are measured at fair value with temporary unrealized gains and losses recorded in other comprehensive income. Realized losses and other than temporary unrealized losses on available-for-sale financial assets are recognized in the statement of operations. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations for the period.

The Company has designated its financial instruments as follows:
i)	Cash and cash equivalents are classified as “Held-for-trading” and recorded at fair value with changes in fair value recorded in income.
ii)
Marketable securities are classified as either “Available-for-sale” or “Held-for-trading”. “Available-for-sale” securities are recorded at fair value with temporary changes in fair value recorded in other comprehensive income. The fair value of marketable securities is obtained by reference to the closing quoted market price on the balance sheet date.

iii)	Amounts receivable and deposits are classified as “Loans and Receivables” and are recorded at their amortized cost.
iv)	Accounts payable, accrued liabilities and termination benefits are classified as “Other Financial Liabilities” and are carried at their amortized cost.

New Pronouncements

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted.  Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS effective the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS from Canadian GAAP will affect the Company’s reported financial position and results of operations and will affect the Company’s accounting policies, internal control over financial reporting and disclosure controls and procedures.

The CICA issued three new accounting standards in January 2009 which take effect January 1, 2011: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling interests.

Section 1582 replaces section 1581 and establishes standards for the accounting of a business combination. It provides the Canadian equivalent to International Financial Reporting Standards (“IFRS”) 3, Business Combinations. Section 1582 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

Section 1602 establishes standards for accounting of a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination, and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company does not anticipate that the adoption of these standards will materially impact its financial results.

KOBEX MINERALS INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2010, 2009 and 2008

4.	MARKETABLE SECURITIES AND INVESTMENT

For the Year Ended December 31, 2010

	January 1, 2010	Proceeds on	Adjustment	December 31, 2010
	carrying	sale of	to Fair	carrying
	value	investment	Value	value
	$	$	$	$
Available-for-sale investments
Urodynamix Technologies Ltd.	$900	$-	$-	$900
Blue Sky Uranium Corp. (b)	5,000,000	-	(2,916,667)	2,083,333
Total maketable securities	$5,000,900	$-	$(2,916,667)	$2,084,233

For the Year Ended December 31, 2009
	January 1, 2009 carrying value $	Proceeds on sale of investment $	Dilution loss $	Loss from equity investment $	Gain on held for trading investment $	Acquired on acquisition (Note 2) $	Transfer of investment from Equity Method $	Adjustment to Fair Value $	December 31, 2009 Carrying Value $
Available-for-sale investment
Panthera Exploration Inc. (a)	24,990	(36,903)	-	-	11,913	-	-	-	-
Urodynamix Technologies Ltd.	-	-	-	-	-	1,800	-	(900)	900
Blue Sky Uranium Corp. (b)
Common shares	-	-	-	-	-	-	445,420	4,554,580	5,000,000
Held-for-trading investment
Blue Sky Uranium Corp. (b)
Warrants	95,879	(528,333)	-	-	432,454	-	-	-	-
Investment accounted for under the equity method
Blue Sky Uranium Corp. (b)
Common shares	718,248	-	(11,357)	(261,471)	-	-	(445,420)	-	-
Total marketable securities	839,117	(565,236)	(11,357)	(261,471)	444,367	1,800	-	4,553,680	5,000,900

(a)
On June 16, 2008 the Company purchased 3,570,000 units of Panthera Exploration Inc. (“Panthera”) (formerly Amera Resources Corporation), a company with directors in common at the time, for $0.14 per unit for a total of $499,800. Each unit consisted of one common share and one-half of non-transferable share purchase warrant exercisable on or before June 16, 2010 at a price of $0.18 per share. On December 23, 2008 Panthera completed a 10 for 1 rollback of its shares. This resulted in the Company holding 357,000 shares and 178,500 warrants exercisable at a price of $1.80. In the year ended December 31, 2008, an other than temporary loss of $474,810 was recognized reducing the carrying value of the investment to $24,990. On August 25, 2009 the Company sold the 357,000 shares for proceeds of $36,903 for an accounting gain of $11,913.

KOBEX MINERALS INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2010, 2009 and 2008

4.           MARKETABLE SECURITIES AND INVESTMENT (continued)

(b)
On September 17, 2008 and October 24, 2008 the Company purchased 2,750,000 and 5,583,333 Units, respectively, of Blue Sky Uranium Corp. (“Blue Sky”), for $0.12 per Unit for a total of $1,000,000.  Each Unit consisted of one common share and one transferable share purchase warrant. Each warrant entitled the Company to purchase one additional common share at a price of $0.18 per share in year one and $0.20 per share in year two. The warrants were originally recorded at $213,578 using the Black-Scholes Option Pricing Model. On October 26, 2009 the Company sold the 8,333,333 warrants that it held of Blue Sky for proceeds of $528,333. As a result the Company recorded a gain of $432,454 for the year ended December 31, 2009.

The Company accounted for its investment in common shares using the equity method and classified it as long-term. On May 6, 2009, the Company’s holdings of Blue Sky were diluted from 22% to 19% as a result of Blue Sky completing a private placement to outside parties of 7,000,000 common shares. As a result, the Company recorded a dilution loss of $11,357 in the second quarter of 2009. Blue Sky was under management in common. During the period ended September 30, 2009, the Company recorded a $261,471 equity loss.

As a result of the Company’s change in management, dilution in share interest and its agreement to sell the Blue Sky warrants on September 30, 2009, the Company no longer had significant influence and changed its method for accounting for its investment in Blue Sky common shares from the equity basis. The Company then classified the investment as available-for-sale with gains and losses arising from changes in fair value included in other comprehensive income until ultimate sale. For the year ended December 31, 2009, the Company recorded a recovery of future income taxes of $526,697 due to tax benefits recognized on previously unrecorded tax loss carry-forwards.

As at December 31, 2010, the quoted market value of the shares was $2,083,333. As a result of the decline in value on marketable securities, the Company has recorded a future income tax loss of $364,583 with a corresponding increase to accumulated other comprehensive income.

5.           EQUIPMENT

		Accumulated	Net Book
December 31, 2010	Cost	Amortization	Value

Leasehold Improvement	$11,033	$(3,678)	$7,355

		Accumulated	Net Book
December 31, 2009	Cost	Amortization	Value

Leasehold Improvement	$-	$-	$-

KOBEX MINERALS INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2010, 2009 and 2008

6.           MINERAL PROPERTIES

The table below summarizes the acquisition costs and exploration expenditures for the year ended December 31, 2010 and 2009

	2010 Total	2009 Total	2008 Total
	$	$	$
Hushamu property	20,357	281,695	1,767,014
General exploration	427,351	219,625	163,311
Mineral income tax credit	(46,957)	(308,172)	-
	400,751	193,148	1,930,325

(a)	Hushamu Property

The Company entered into an Option Agreement on May 12, 2008 with Western Copper Corporation (“Western Copper”) to further explore and develop the Hushamu Property and the Company had the right to acquire up to a 70% interest.  The Hushamu porphyry style copper-molybdenum-gold deposit is located on northern Vancouver Island, B.C.

The Company agreed to expend a minimum of $1.9 million (incurred) by August 15, 2009 of a three year option period. Over the next two years ending August 15, 2011, the Company had an option to spend an additional $13.1 million on drilling, metallurgical, and engineering studies in the completion of a pre-feasibility report on the Hushamu deposit to meet the required terms of the agreement.  The total expenditure of $15 million and the completion of a pre-feasibility report would have earned the Company a 49% interest in the project (Option 1) by August 15, 2011. The Company could have earned an additional 16% by funding a subsequent feasibility study by August 15, 2012 (Option 2) and an additional 5% could be earned upon completion of mine permitting (Option 3) for a total interest of 70% with Western Copper retaining a 30% participating interest in the joint venture. On July 2, 2010, the Company announced it terminated this Option Agreement with Western Copper and as such wrote off a mineral property interest of $28,048.

KOBEX MINERALS INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2010, 2009 and 2008

6.           MINERAL PROPERTIES (continued)

The table below summarizes the cumulative mineral property acquisition costs and exploration expenditures to December 31, 2010:

Hushamu Property

Acquisition costs:	2010	2009
Balance, beginning of period	$28,048	$-
Acquisition costs	-	28,048
Write off of property interest	(28,048)	-
Balance, end of period	$-	$28,048

Exploration expenditures:
Balance, beginning of period	$2,020,661	$1,767,014

Salaries and contractors	10,638	171,634
Imagery and base maps	123	-
Office	13,818	36,957
Assays	5,171	29,531
Geotechnical	-	8,500
Environmental	-	3,030
Petrography	-	2,659
Communications	-	1,336
Transportation	(9,393)	-
	20,357	253,647

Balance, end of period	$2,041,018	$2,020,661

Mineral income tax credit	$(355,129)	$(308,172)
Total	$1,685,889	$1,740,537

(b)	Mel Property:

The Company has an undivided 100% interest in the Mel Property situated in the Watson Lake Mining District, Yukon Territory.  The Company has agreed to pay a royalty of 1% of any Net Smelter Returns from the property to Breakwater Resources Ltd. The Mel Property currently consists of 257 mineral claims, with the main targets being zinc, lead and barite.

(c)	Barb Property:

The wholly-owned property consists of 21 mineral claims situated in the Watson Lake Mining District, Yukon Territory, approximately 100 kilometers north of the town of Watson Lake, with the main targets being zinc, lead and silver.

KOBEX MINERALS INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2010, 2009 and 2008

7.           SHARE CAPITAL

Authorized	-	unlimited common shares without par value
-	100,000,000 preferred shares without par value

Issued - common shares	December 31, 2010		December 31, 2009		December 31, 2008
	Number	$	Number	$	Number	$

Balance, beginning of year	45,967,077	81,325,651	52,132,064	58,753,501	52,132,064	58,753,501

Issued for acquisition (Note 2)	-	-	58,185,516	22,572,150	-	-

Share consolidation on a 2.4 to 1 basis	-	-	(64,350,503)	-	-	-

Balance, end of period	45,967,077	81,325,651	45,967,077	81,325,651	52,132,064	58,753,501

(a)           During the year ended December 31, 2009, the following share transactions occurred:

(i)	58,185,516 shares were issued and 3,135,019 options and 1,548,934 warrants were issued in exchange for all of the outstanding securities of KBX and IBX. (See Note 2 for details.)
(ii)
On September 30, 2009 the Company consolidated its shares on a 2.4 to 1 basis.  As a result, the number of shares consolidated was 64,350,503. The number of options was consolidated by 2,685,094 to 1,917,925 and the number of warrants was consolidated by 1,739,170 to 1,242,264. The weighted average number of shares and loss per share for the comparative periods have been restated to reflect this consolidation, which occurred on September 30, 2009 on a 2.4 to 1 basis.

(b)           Stock options and stock-based compensation

The Company has established a rolling stock option plan (the “Plan”), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The stock options granted are subject to a four month hold period and exercisable for a period of five years.

During the year ended December 31, 2010, the Company granted stock options to directors, employees and consultants to acquire 745,000 post consolidated common shares (2009: 2,270,000; 2008: 250,000) of the Company. These options vest immediately after the date of grant.

For the year ended December 31, 2010, the Company incurred a stock-based compensation expense of $1,116,992 with a corresponding increase in contributed surplus (2009: $614,999; 2008: $62,900). The Company determined the fair value of stock options on the date of grant using the Black-Scholes option pricing model with the following average assumptions:

	2010	2009	2008

Risk free interest rate	2.00%	2.53%	3.18%
Volatility	110.48%	128%	125%
Expected life of options	5 years	3.4 years	3 years
Dividend rate	0%	0%	0%

Option pricing models require the use of estimates and assumptions including the expected volatility.

KOBEX MINERALS INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2010, 2009 and 2008

7.           SHARE CAPITAL (continued)

A summary of the changes in the number of stock options outstanding and exercisable for the year ended December 31, 2010, 2009 and 2008 are as follow:

	Year ended		Year Ended		Year Ended
	December 31, 2010		December 31, 2009		December 31, 2008
	Number of options	Weighted average	Number of options	Weighted average	Number of options	Weighted average
	outstanding	exercise price $	outstanding	exercise price $	outstanding	exercise price $

Balance, beginning of year	4,187,925	$2.70	2,625,000	$3.12	4,330,000	$2.72
Granted	745,000	$0.96	-	$-	250,000	$0.54
Exercised	-	$-	-	$-	-	$-
Cancelled/Forfeited	(169,617)	$3.46	(10,000)	$3.21	(680,000)	$2.46
Expired	(746,479)	$7.00	(1,147,000)	$3.10	(1,275,000)	$1.62
Exchanged options (Note 2)	-	$-	3,135,019	$3.71	-	$-
Share consolidation (Note 7(a)(ii))	-	$-	(2,685,094)	$-	-	$-

	4,016,829	$1.54	1,917,925	$4.92	2,625,000	$3.12
Granted after share consolidation	-	$-	2,270,000	$0.82	-	$-
Outstanding, end of year	4,016,829	$1.54	4,187,925	$2.70	2,625,000	$3.12

Exercisable, end of year	3,267,729	$1.71	2,674,592	$2.49	2,625,000	$3.12

The weighted average life of the options outstanding at December 31, 2010 is 3.55 years.

As at December 31, 2010, the following stock options were outstanding

Options	Options	Exercise Price
Granted	Vested	per share	Expiry Date
114,708	114,708	$1.81	February 9, 2011
16,667	16,667	$7.70	June 22, 2011
46,041	46,041	$25.09	July 6, 2011
111,978	111,978	$3.42	March 16, 2012
33,608	33,608	$20.31	March 16, 2012
11,510	11,510	$13.36	November 7, 2012
1,381	1,381	$12.81	November 8, 2012
68,281	68,281	$2.03	November 15, 2012
182,989	182,989	$1.67	December 12, 2012
31,489	31,489	$6.73	February 5, 2013
71,819	71,819	$1.09	February 25, 2014
311,358	311,358	$0.53	February 26, 2014
2,270,000	1,520,900	$0.82	October 26, 2014
745,000	745,000	$0.96	November 1, 2015

4,016,829	3,267,729

KOBEX MINERALS INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2010, 2009 and 2008

7.           SHARE CAPITAL (continued)

(b)           Warrants

A summary of the number of common shares reserved pursuant to the Company’s outstanding warrants and agents warrants outstanding at December 31, 2010, 2009 and 2008, and the changes for the periods ending on those dates is as follows:
[Missing Graphic Reference]

8.           CONTRIBUTED SURPLUS

A continuity summary of contributed surplus for the year ended December 31, 2010, 2009 and 2008 is as follows:

[Missing Graphic Reference]

9.           RELATED PARTY TRANSACTIONS

(a)
Prior to the completion of the Arrangements, the Company engaged Grosso Group Management Ltd. (the “Grosso Group”) to provide services and facilities to the Company. The Grosso Group is a private company owned partially by the Company previously. The Company paid a monthly fee that included geological, corporate development, administrative, and management services. After the completion of the Arrangements, the Company terminated the Services Contract with the Grosso Group in October 2009, paid a termination payment of $500,000, and no longer retained any interest in the Grosso Group.  The Company paid $Nil in 2010 under the above arrangement (2009 - $521,122; 2008 - $619,807).

(b)
During the year ended December 31, 2010, the Company paid $Nil (2009 - $520,486; 2008 - $310,558) to companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

(c)
During the year ended December 31, 2010, management services fees of $14,400 (2009 - $Nil; 2008 - $Nil) were charged to a company related by common directors. As of December 31, 2010, $1,359 is owed to the Company as a result of management service provided to related corporation.

(d)	In 2009, the Company terminated an agreement with its previous president and paid $1,211,500 related to bonus and termination benefits. No such payment was made in 2010 or 2008.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.           CAPITAL RISK MANAGEMENT

The Company defines capital as the items included in shareholders’ equity. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern and to provide returns for shareholders and benefits for other stakeholders. To meet this objective, the Company will ensure it has sufficient cash resources to pursue the acquisition, exploration and development of mineral properties and fund potential acquisitions.

To support these objectives, the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents. In order to maximize the exploration and development efforts, the Company does not pay out dividends.

The Company is not subject to any externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended December 31, 2010.

11.           MANAGEMENT OF FINANCIAL RISK

The Company’s financial instruments are exposed to certain risks, including currency, credit and metal price risk.

Currency Risk:  Business is transacted by the Company in a number of currencies.  Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.

11.           MANAGEMENT OF FINANCIAL RISK (continued)

The Company has not hedged its exposure to currency fluctuations. As at December 31, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars and Argentina pesos:
[Missing Graphic Reference]
Based on the net exposures as at December 31, 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in a $210,679  loss or gain in the Company’s net earnings.

Credit Risk:  Credit risk is the risk of an unexpected loss of a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalents and other receivables. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions.

Price Risk: The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The prices of these metals affect the value of the Company and the potential value of its property and investments.

Liquidity Risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results. The Company’s cash is primarily invested in bank accounts and guaranteed investment certificates (GIC’s) which are cashable on demand. The Company expects that its cash on hand at December 31, 2010 provides the sufficient financial resources to carry out its operations through the 2011 financial year and also allow the Company to pursue acquisition opportunities.

Interest Risk: The Company’s bank accounts earn interest income at variable rates. The fair value of its cash equivalents is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rates.

Fair Values

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to their short terms to maturity or ability to readily convert to cash.

The fair value of investments in equity securities classified as available for sale is determined using bid prices at the balance sheet date with any unrealized gains or losses recognized in other comprehensive income.

The following table outlines the Corporation’s financial assets and liabilities measured at fair value by level within the fair value hierarchy described below.  Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

11.           MANAGEMENT OF FINANCIAL RISK (continued)

As at December 31, 2010, the Company’s financial instruments measured at fair value are as follows:
	Level 1	Level 2	Level 3	Total
Assets	$	$	$	$
Cash and cash equivalents	38,852,899	-	-	38,852,899
Marketable securities	2,084,233	-	-	2,084,233

As at December 31, 2009, the Company’s financial instruments measured at fair value are as follows:
	Level 1	Level 2	Level 3	Total
Assets	$	$	$	$
Cash and cash equivalents	40,911,288	-	-	40,911,288
Marketable securities	5,000,900	-	-	5,000,900

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Corporation’s cash instruments are valued using quoted market prices in active markets, and therefore are classified as Level 1.

12.           INCOME TAXES

The recovery of income taxes shown in the consolidated statements of operations, comprehensive income (loss) and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

[Missing Graphic Reference]

12.           INCOME TAXES                                (Continued)

The Company has Canadian capital loss carryforwards of $nil (2009-$309,314) and non-capital loss carryforwards of $23,234,156 (2009-$22,852,126) that may be available for tax purposes. The Company’s capital losses do not expire and may be carried forward indefinitely. The non-capital losses expire as follows:

[Missing Graphic Reference]

13.           SEGMENTED INFORMATION

The Company is involved in mineral exploration and development activities.  The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results.

14.	DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP, which differs in certain material respects from US GAAP.

14.	DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

i)
For the fiscal year ended December 31, 2010, the Company recorded a $364,583 income tax expense in the statement of operations under Canadian GAAP. The income tax expense is not recorded for US GAAP therefore the net loss for 2010 under US GAAP was $3,373,785. The income tax expense would also be a reconciling item in arriving at comprehensive income for US GAAP purposes, resulting in comprehensive loss for the year ended December 31, 2010 being $6,290,452 (2009: $863,070 income; 2008: $4,301,910 loss) for US GAAP purposes.

ii)	For US GAAP purposes a subtotal in the statement of cash flows under operating activities prior to the change in non-cash working balances is not allowed.

Accounting for uncertainty in income taxes

For US GAAP purposes the Company recognizes tax uncertainties when it is “more likely than not” that the Company’s tax position would not be upheld on reviews by the tax authority. The Company measures a tax uncertainty for US GAAP purposes at the largest amount that is more likely than not to be upheld. The Company did not have any unrecognized tax benefits at January 1, 2008. In addition, no adjustments were recognized for uncertain tax benefits during the years ended December 31, 2008, 2009 and 2010. There are no unrecognized tax benefits at December 31, 2009 and 2010. Interest and penalties that arise on tax uncertainties would be recognized in income tax expense.

The Company files tax returns in Canada, Argentina and the United States. Years ranging from 2006 to 2010, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

Impact of recent United States accounting pronouncements

i)
The FASB has introduced an amendment to ASC 820-10 which requires new disclosures and that clarify certain existing disclosure requirements related to fair value measurements. The revised standard provides additional guidance for estimating fair value when the level the volume and level of activity for the asset and liability have significantly decreased. The revised standard is effective for interim and annual reporting periods beginning after December 15, 2009. The adoption of this standard had no effect on the consolidated financial statements.

15.           COMMITMENTS

The Company has entered into a lease agreement for office premises, which expires on January 30, 2013, whereby the Company’s minimum rental obligations are as follows:

2011	$ 223,297
2012	223,297
2013	18,608
$ 465,202

On November 26, 2009 the Company entered into an agreement to sublease a portion of its office premises for a term commencing on December 1, 2009 and expiring January 30, 2013 for $5,500 per month. In addition, the subtenant is responsible for its proportionate share of real estate taxes, operating costs and utilities.
16.           SUBSEQUENT EVENTS

(a)	Subsequent to December 31, 2010, 114,708 stock options with an exercise price of $1.81 expired without exercise.

(b)	In March 2011, 90,755 stock options were exercised at a price ranging from $0.53 to $0.96 for total proceeds of $60,586 to the Company.